UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39803

Meiwu Technology Company Limited

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure and Appointment of Certain Officer

On March 7, 2023, Ms. Qian Zhang tendered her resignation as the Chief Financial Officer (“CFO”) of Meiwu Technology Company Limited (the “Company”) with immediate effect. Ms. Zhang’s decision to resign was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on March 9, 2023, the board of directors of the Company appointed Mr. Zihao Liu as the new CFO of the Company to fill the vacancy created by Ms. Zhang’s resignation. The biographical information of Mr. Liu is set forth below.

Mr. Zihao Liu, age 29, has experience in financial management and capital management. He is familiar with the IPO process in the United States, mainland China and Hong Kong markets, as well as the financial reporting obligations of the public companies. From October 2019 to December 2022, Mr. Liu served as the Chief Financial Officer of Zhongcai International Fund Management (Shenzhen) Co., Ltd. From September 2017 to September 2019, Mr. Liu served as the Treasurer of Zhongcai International Fund Management (Shenzhen) Co., Ltd. Mr. Liu obtained his Bachelor’s degree of finance management from Beijing Institute of Technology in 2017.

Mr. Zihao Liu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Zihao Liu also entered into an employment agreement (the “Employment Agreement”) with the Company, which establishes other terms and conditions governing his service to the Company. The Employment Agreement is qualified in its entirety by reference to the complete text of the Employment Agreement, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Employment Agreement, dated March 9, 2023 by and between the Company and Zihao Liu

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Company Limited

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: March 10, 2023